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Exhibit 12.1
XO COMMUNICATIONS, INC.
Statement Regarding Computation of Ratios

(in thousands except ratio amounts)	Nine Months Ended		Three Months Ended
	September 30,		September 30,		Year Ended December 31,
	2007	2006	2007	2006	2006	2005	2004	2003	2002
Loss from continuing operations before minority interests, income tax expense (benefit), and (loss) gain on sale of assets (1)	$(60,660)	$(102,712)	$(4,157)	$(22,972)	$(130,344)	$(146,505)	$(405,543)	$(102,554)	$(1,510,192)
Add:
Interest expense, net	$27,730	$23,938	$9,904	$8,550	$32,077	$34,291	$26,214	$36,848	$226,451
Interest portion of rent expense (2)	16,569	16,380	5,593	5,496	21,982	25,773	19,129	17,898	25,472
Amortization of capitalized interest	1,700	1,200	600	400	1,900	1,100	700	300	11,200

Total Earnings	(14,661)	(61,194)	11,940	(8,526)	(74,385)	(85,341)	(359,500)	(47,508)	(1,247,069)
Fixed charges:
Interest expense, net	27,730	23,938	9,904	8,550	32,077	34,291	26,214	36,848	226,451
Interest capitalized	3,338	3,454	910	1,403	5,233	4,011	4,036	2,988	11,112
Interest portion of rent expense (2)	16,569	16,380	5,593	5,496	21,982	25,773	19,129	17,898	25,472
Preferred security dividend	10,622	10,048	3,593	3,387	13,486	12,703	4,910	—	42,247

Total fixed charges	$58,259	$53,820	$20,000	$18,836	$72,778	$76,778	$54,289	$57,734	$305,282

Ratio of earnings to fixed charges	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.
Deficiency	$72,920	$115,014	$8,060	$27,362	$147,163	$162,119	$413,789	$105,242	$1,552,351

(1)	This amount does not include the net reorganization gain of $3,032,282 on Jan 1, 2003 (dollars in thousands).

(2)	Interest componet of rent expense is considered to be 1/3 of rent expense

N.M. – Not meaningful